                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                ---------------------

                                     SCHEDULE 13D
                                   (Rule 13d-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13d-2(a)



                                  LJL BioSystems, Inc.
  -----------------------------------------------------------------------------
                                   (Name of Issuer)

                            COMMON STOCK, par value $0.001
  -----------------------------------------------------------------------------
                            (Title of Class of Securities)

                                       50187310
  -----------------------------------------------------------------------------
                                     CUSIP Number

                           Bay City Capital Management LLC
                            750 Battery Street, Suite 600
                           San Francisco California  94111
                                    (415) 837-0996

                                   with a copy to:

                               Timothy G. Hoxie, Esq.
                          Heller Ehrman White & McAuliffe
                                  333 Bush Street
                          San Francisco, California  94104
                                  (415) 772-6052
  -----------------------------------------------------------------------------
                        (Name, address and telephone number
            of person authorized to receive notices and communications)

                                   January 25, 1999
                                   ----------------
                            (Date of Event which requires
                              filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

                           (Continued on following pages)

                                (Page 1 of 16 Pages)

CUSIP NO. 50187310                    13D                     Page 2 of 16 pages

--------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSONS              The Bay City Capital Fund I, L.P.

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                                       WC

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                         / /

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware


--------------------------------------------------------------------------------
   NUMBER OF   7)  SOLE VOTING POWER                                       -0-
    SHARES
 BENEFICIALLY  -----------------------------------------------------------------
    OWNED      8)  SHARED VOTING POWER                                857,143
     BY
    EACH       -----------------------------------------------------------------
  REPORTING    9)  SOLE DISPOSITIVE POWER                                  -0-
   PERSON
    WITH       -----------------------------------------------------------------
               10)  SHARED DISPOSITIVE POWER                           857,143
--------------------------------------------------------------------------------
11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                                                                       857,143
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                            / /
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               6.8%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                                         PN

--------------------------------------------------------------------------------

CUSIP NO. 50187310                    13D                     Page 3 of 16 pages

--------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSONS    Bay City Capital Management LLC

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   / /
                                                            (b)   /X/

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                        OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                               / /

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware

--------------------------------------------------------------------------------
   NUMBER OF   7)  SOLE VOTING POWER                             -0-
    SHARES
  BENEFICIALLY -----------------------------------------------------------------
    OWNED      8)  SHARED VOTING POWER                      857,143
      BY
     EACH      -----------------------------------------------------------------
   REPORTING   9)  SOLE DISPOSITIVE POWER                        -0-
    PERSON
     WITH      -----------------------------------------------------------------
              10)  SHARED DISPOSITIVE POWER                 857,143
--------------------------------------------------------------------------------
11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       857,143
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                 / /
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     6.8%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                               OO

--------------------------------------------------------------------------------

CUSIP NO. 50187310                    13D                     Page 4 of 16 pages

--------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSONS              Bay City Capital LLC

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) / /
                                                            (b) /X/

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                        OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)
                                                                / /
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware

--------------------------------------------------------------------------------
  NUMBER OF    7)  SOLE VOTING POWER                             -0-
   SHARES
 BENEFICIALLY  -----------------------------------------------------------------
    OWNED      8)  SHARED VOTING POWER                      857,143
     BY
    EACH       -----------------------------------------------------------------
  REPORTING    9)  SOLE DISPOSITIVE POWER                        -0-
   PERSON
    WITH       -----------------------------------------------------------------
              10)  SHARED DISPOSITIVE POWER                 857,143
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                                                            857,143
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                          / /

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     6.8%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                               OO

--------------------------------------------------------------------------------

CUSIP NO. 50187310                    13D                     Page 5 of 16 pages


                                    INTRODUCTION

     Bay City Capital Management LLC, a Delaware limited liability company ("Management"), hereby files this Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons identified in Item 2 of this Statement pursuant to the Agreement With Respect To Schedule 13D attached hereto as Exhibit 7(1).

     Management is the general partner of The Bay City Capital Fund I, L.P., a Delaware limited partnership (the "Fund"). Bay City Capital LLC, a Delaware limited liability company ("Bay City LLC"), provides investment advice to Management pursuant to an advisory agreement.

     Pursuant to a Common Stock Purchase Agreement (the "Common Stock Purchase Agreement"), entered into as of January 25, 1999, among LJL BioSystems, Inc., a Delaware corporation (the "Issuer"), the Fund and certain other purchasers (named in the Common Stock Purchase Agreement attached hereto as Exhibit 7(2)), the Issuer agreed to issue 857,143 shares ("Shares") of its common stock to the Fund, and 1,142,857 shares of its common stock to certain other purchasers (together with the Fund, the "Purchasers") in consideration of an aggregate purchase price of $7,000,000.

     The purchase and sale transaction was conditioned, among other terms, upon the Issuer and the Purchasers entering into a Registration Rights Agreement (attached hereto as Exhibit 7(3)) on or before the closing date. In addition, the closing was conditioned upon the issuer having taken all actions necessary to ensure that Mr. John D. Diekman (one of five managers of Management and of Bay City LLC) be appointed, effective immediately after the closing date, to serve on the Issuer's Board of Directors. The purchase and sale transaction closed on January 27, 1999.

CUSIP NO. 50187310                    13D                     Page 6 of 16 pages

Item 1.   SECURITY AND ISSUER.


     The class of equity securities to which this Statement relates is the class of common stock, $0.001 par value (the "Common Stock"), of LJL BioSystems, Inc. (the "Issuer"), a corporation incorporated under the laws of the State of Delaware, the principal executive offices of which are located at 410 W. Harrison Street, Seattle, Washington 98119.



     Item 2.   IDENTITY AND BACKGROUND.


     This Statement is filed on behalf of The Bay City Capital Fund I, L.P., a Delaware limited partnership (the "Fund"), Bay City Capital Management LLC, a Delaware limited liability company ("Management"), and Bay City Capital LLC, a Delaware limited liability company ("Bay City LLC"), which serves as investment advisor to Management pursuant to an advisory agreement. The Fund, Management and Bay City LLC are each referred to herein as a "Reporting Person" and are collectively referred to herein as the "Reporting Persons."


     a.   THE FUND.


     The principal executive offices of the Fund are located at 750 Battery Street, Suite 600, San Francisco, CA 94111. The Fund is a Delaware limited partnership the principal business of which is making investments in a variety of special situations, including without limitation, recapitalizations and bio-technology companies.

CUSIP NO. 50187310                    13D                     Page 7 of 16 pages

     b.   MANAGEMENT.


     The principal executive offices of Management are located at 750 Battery Street, Suite 600, San Francisco, CA 94111. Management is a Delaware limited liability company the principal business of which is serving as the general partner of the Fund. The members of Management are two limited liability companies, The Craves Group LLC, a Delaware limited liability company, and BCC Amalgamated, LLC, a Delaware limited liability company. Each member has a 50% membership interest in Management. The names, business addresses, present principal occupations and citizenships of the managing directors and managers of Management are set forth on Schedule 1 hereto.


     c.   BAY CITY LLC.


     The principal executive offices of Bay City LLC are located at 750 Battery Street, Suite 600, San Francisco, CA 94111. The principal business of Bay City LLC is to provide consulting and other investment banking services to life science companies. Bay City LLC is a Delaware limited liability company. The members of Bay City LLC are two limited liability companies, The Craves Group LLC, a Delaware limited liability company, and BCC Amalgamated, LLC, a Delaware limited liability company. Each member has a 50% membership interest in Bay City LLC. The names, business addresses, present principal occupations and citizenships of the managing directors and managers of Bay City LLC are set forth on Schedule 2 hereto.


     During the last five years none of the Reporting Persons, nor any of the managers or managing directors of any of the Reporting Persons has been convicted in a criminal proceeding

CUSIP NO. 50187310                    13D                     Page 8 of 16 pages

(excluding traffic violations or similar misdemeanors) nor has any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



     Item 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


     Pursuant to the Common Stock Purchase Agreement, the Purchasers acquired an aggregate of 2,000,000 shares of Common Stock of the Issuer in consideration of an aggregate purchase price of $7,000,000.00. The Fund acquired 857,143 Shares for $3,000,000.50. All funds used by the Fund to complete this purchase and sale transaction were obtained from capital contributions made by its partners pursuant to pre-existing capital commitments. The purchase price was paid to the Issuer in cash.

     The purchase and sale transaction was conditioned, among other terms, upon the Issuer and the Purchasers entering into a Registration Rights Agreement (attached hereto as Exhibit 7(3)) on or before the closing date. In addition, the closing was conditioned upon the issuer having taken all actions necessary to ensure that Mr. John D. Diekman (one of five managers of Management and of Bay City LLC) be appointed, effective immediately after the closing date, to serve on the Issuer's Board of Directors. The purchase and sale transaction closed on January 27, 1999.

CUSIP NO. 50187310                    13D                     Page 9 of 16 pages


     Item 4.   PURPOSE OF TRANSACTION.



     The Reporting Persons have acquired and currently hold the Shares for investment purposes. Depending on market and other conditions, all and/or any of the Reporting Persons may continue to hold the Shares, acquire additional shares of Common Stock, or dispose of all or a portion of the Shares they now own or Common Stock they may hereafter acquire. Except as set forth herein, the Reporting Persons have no plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D; it is noted, however, that Mr. John D. Diekman, one of five managers of Bay City LLC and of Management, was appointed by the Issuer to serve on its Board of Directors immediately after the closing of the Common Stock Purchase Agreement.



     Item 5. INTEREST IN SECURITIES OF THE ISSUER.


     (a) and (b)    The aggregate number of shares and percentage of Common
Stock of the Issuer (based upon the representation of the Issuer in the Common Stock Purchase Agreement that it had approximately 10,524,493 shares of Common Stock outstanding as of December 31, 1998) beneficially owned by each person named in Item 2 of the Statement, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table.

CUSIP NO. 50187310                    13D                    Page 10 of 16 pages



-----------------------------------------------------------------------------------------------------
Reporting Person      No. of       Percentage         Power to Vote         Power to Dispose
                      Shares        of Class        Shared        Sole     Shared         Sole
                    Beneficially
                       Owned
-----------------------------------------------------------------------------------------------------
Fund                 857,143         6.8%         857,143         -0-     857,143        -0-
-----------------------------------------------------------------------------------------------------
Management           857,143         6.8%         857,143         -0-     857,143        -0-
-----------------------------------------------------------------------------------------------------
Bay City LLC         857,143         6.8%         857,143         -0-     857,143        -0-
-----------------------------------------------------------------------------------------------------



     Each of the Fund, Management and Bay City LLC share power to vote and to dispose of the 857,143 Shares beneficially owned by them with each other.


     (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as provided for in the agreements described in the Introduction and under Items 3, 4 and 5 above and attached hereto as Exhibits 7(2) through 7(3).


     (d) To the best knowledge of the Reporting Persons, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer held by the Reporting Persons.


     (e)       Not applicable.


     Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


     (a)       COMMON STOCK PURCHASE AGREEMENT.

     The Common Stock Purchase Agreement is described and/or referred to in the Introduction and Items 3, 4 and 5 and is attached as Exhibit 7(2).

CUSIP NO. 50187310                    13D                    Page 11 of 16 pages

     (b)  REGISTRATION RIGHTS AGREEMENT.

     The Registration Rights Agreement referred to in the Introduction and Item 3 is attached as Exhibit 7(3). Under the Registration Rights Agreement and subject to its terms and conditions, the Issuer agreed to file with the Securities and Exchange Commission, within six months following the closing date (i.e., January 27, 1999), a registration statement on Form S-3, and to use its best efforts to effect such registration and any related qualification and compliance with respect to the Registrable Securities (as defined in the Registration Rights Agreement) owned by the Purchasers.


     The description of the Common Stock Purchase Agreement and the Registration Rights Agreement, contained in this Statement on Schedule 13D, is qualified in its entirety by the complete text of the documents, copies of which are attached hereto as Exhibits 7(2) through 7(3).


     Item 7.   MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 7 (1).  Agreement with Respect to Schedule 13D.

Exhibit 7 (2).  Common Stock Purchase Agreement.

Exhibit 7 (3).  Registration Rights Agreement.

CUSIP NO. 50187310                    13D                    Page 12 of 16 pages

                                      SIGNATURE


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 3, 1999


                                   Bay City Capital Management LLC


                                   By:  /s/ Fred Craves
                                        ---------------------------------
                                   Its: Manager

CUSIP NO. 50187310                    13D                    Page 13 of 16 pages

                                   LIST OF EXHIBITS


Exhibit No                    DESCRIPTION                                  PAGE
-----------                   -----------                                  -----
    7(1)                Agreement with Respect to Schedule 13D.

    7(2)                Common Stock Purchase Agreement.

    7(3)                Registration Rights Agreement.


CUSIP NO. 50187310                    13D                    Page 14 of 16 pages

                           SCHEDULE 1 TO SCHEDULE 13D



                         Bay City Capital Management LLC


                         MANAGERS AND EXECUTIVE OFFICERS



                                                              Present Principal
 Name and Business Address (1)               Title        Occupation or Employment
---------------------------------            -----        -------------------------
 Fred B. Craves                              Manager      Chairman, Manager and Managing Director of Bay City
 Bay City Capital Management LLC                          Capital LLC and Manager of Bay City Capital
 750 Battery Street, Suite 600                            Management LLC.
 San Francisco, California 94111

 John D. Diekman                             Manager      Chairman of Affymetrix, Inc.
 Bay City Capital Management LLC
 750 Battery Street, Suite 600
 San Francisco, Ca.  94111

 Roger H. Salquist                           Manager      Manager and Managing Director of Bay City Capital
 Bay City Capital Management LLC                          LLC and Manager of Bay City Capital Management LLC.
 750 Battery Street, Suite 600
 San Francisco, Ca.  94111

 Thomas J. Pritzker                          Manager      President of Hyatt Corporation, a diversified
 200 West Madison Street                                  company primarily engaged in real estate and hotel
 38th Floor                                               management activities.
 Chicago, Ill.  60606

 Gerald L. Cohn                              Manager      Investor.
 19355 Turnberry Way
 Apt. TH-3
 North Miami, Fl.  33180



(1) Each of Messrs. Craves, Diekman, Salquist, Pritzker, and Cohn are United States citizens.

CUSIP NO. 50187310                    13D                    Page 15 of 16 pages


                           SCHEDULE 2 TO SCHEDULE 13D


                              Bay City Capital LLC


                         MANAGERS AND EXECUTIVE OFFICERS



                                                                   Present Principal
 Name and Business Address (1)              Title              Occupation or Employment
-------------------------------             -----              -------------------------
 Fred B. Craves                             Chairman,Manager   Chairman, Manager and Managing Director of Bay City Capital
 Bay City Capital Management LLC                               LLC and Manager of Bay City Capital Management LLC.
 750 Battery Street, Suite 600
 San Francisco, California 94111

 John D. Diekman                            Manager and        Chairman of Affymetrix, Inc.
 Bay City Capital Management LLC            Managing Director
 750 Battery Street, Suite 600
 San Francisco, Ca.  94111

 Roger H. Salquist                          Manager and        Manager and Managing Director of Bay City Capital LLC and
 Bay City Capital Management LLC            Managing Director  Manager of Bay City Capital Management LLC.
 750 Battery Street, Suite 600
 San Francisco, Ca.  94111

 Thomas J. Pritzker                         Manager            President of Hyatt Corporation, a diversified company
 200 West Madison Street                                       primarily engaged in real estate and hotel management
 38th Floor                                                    activities.
 Chicago, Ill.  60606

 Gerald L. Cohn                             Manager            Investor.
 19355 Turnberry Way
 Apt. TH-3
 North Miami, Fl.  33180



(1) Each of Messrs. Craves, Diekman, Salquist, Pritzker, and Cohn are United States citizens.

CUSIP NO. 50187310                    13D                    Page 16 of 16 pages


                                     EXHIBIT 7(1)



                        AGREEMENT WITH RESPECT TO SCHEDULE 13D




          The undersigned hereby agree that any Statement on Schedule 13D to be filed with the Securities and Exchange Commission by any of the undersigned, including any amendment thereto, with respect to securities of LJL BioSystems, Inc., a Delaware corporation, may be filed by Bay City Capital Management LLC on behalf of all of the undersigned.



          IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed in counterparts by their duly authorized signatories as of the third day of February, 1999.



                              Bay City Capital Management LLC



                              By:  /s/ Fred Craves
                                   ------------------------------------
                              Its: Manager




                              The Bay City Capital Fund I, L.P.



                              By:  Its General Partner
                                   Bay City Capital Management LLC



                                   By:  /s/ Fred Craves
                                   ------------------------------------
                                   Its: Manager




                              Bay City Capital LLC



                              By:  /s/ Fred Craves
                                   ------------------------------------
                              Its: Manager